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[LOGO OF AEGON APPEARS HERE]                                    Vereniging AEGON



                                                                          048633

                                                             JOINT PRESS RELEASE


PLACEMENT OF 350 MILLION AEGON COMMON SHARES BY VERENIGING AEGON CLOSED TODAY

Vereniging AEGON (the "Association") and AEGON N.V. ("AEGON") announce the placement of 350 million existing AEGON common shares at an offering price of EUR 10.00 per bearer share and USD 9.71 per New York share, effective today. The Association sold 350 million shares and made an additional contribution on its preferred shares of EUR 2,064 million.

The Association currently holds 171,974,055 common shares AEGON representing 12% of the common shares. Together with its 440 million preferred shares, the Association currently has a voting interest of 33%.

The Hague, 23 September 2002

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Inquiries:
AEGON N.V.
Investor Relations                                   Group Communications
Phone:   + 31 70 344 83 05                           Phone: + 31 70 344 83 44
Website: www.AEGON.com

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